PRESS RELEASE

Banro Files NI 43-101 Technical Report for Twangiza
Relating to Previously Announced 59% Increase in Twangiza Mineral Reserves
and Twangiza Mine Life Extension to 14 Years

Toronto, Canada – July 29, 2015 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces that it has filed on SEDAR a National Instrument 43-101 technical report in respect of the Company’s Twangiza gold mine, which follows the Mineral Reserve update for Twangiza announced by the Company in its June 8, 2015 press release. This report, which was prepared by SRK Consulting (UK) Limited (“SRK”), is dated July 29, 2015 and entitled “NI 43-101 Technical Report, Mineral Resource and Reserve Update, December 31 2014, Twangiza Gold Mine, Democratic Republic of the Congo” (the “Technical Report”).

Highlights

•

As previously reported in Banro’s June 8, 2015 press release, as at December 31, 2014, Twangiza Proven and Probable Reserves increased 59% to 1.64 million ounces (“Moz”) of gold (22.38Mt @ 2.28g/t Au) with the inclusion of non-oxide materials in the reserve pit shell which are now considered to be economically treatable with the existing plant.

•	Total gold production of 1,246,311 ounces over 14 years, with an average annual production of 108,733 ounces of gold over the first 5 years.
•	Average total cash operating costs over the current life of mine of US$699/ounce, with total cost per ounce over the current life of mine of US$888/ounce.
•	Post-tax net present value (“NPV”) of US$285 million based on a 5% discount rate and a gold price of US$1,200 per ounce.

“The reserve growth at Twangiza has been achieved through the proven ability of the current plant in late 2014 to economically process a blend of non-oxide materials existing within the reserve pit shell. These processing capabilities have been further built upon in the first half of 2015. These ongoing achievements have extended the mine life of the current installed operations to 14 years, and provide a continuously strengthening foundation for future optimization and the possible future expansion of the existing Twangiza operations,’’ commented Banro CEO and President, John Clarke.

Twangiza Mine Overview

The Twangiza mine, which is 100% wholly-owned by Banro, is located in the South Kivu Province of the Democratic Republic of the Congo (“DRC”), some 35 kilometres west of the Burundi Border and 45 kilometres to the south-southwest of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits totalling 1,156 square kilometres which are wholly-owned by Twangiza Mining SA, a DRC subsidiary of Banro. The Twangiza project poured its first gold in October 2011. The mine commenced with a refurbished plant designed primarily to process oxide material at 1.3Mtpa. Since commissioning, the plant has been improved and expanded to 1.7Mtpa and has been shown to be able to process a blend of oxide material with harder non-oxide material comprising partially weathered transitional rock containing residual sulphides and fresh rock containing sulphides.

Technical Report

The Technical Report provides:

•	an update on the expansion and upgrade of the original processing plant to allow processing of non-oxide material at an annual throughput of 1.7Mtpa;
•	a summary of changes implemented as a result of production reconciliation with historical estimates;
•	historical and forecast mining and processing operating costs based on the ability to process non-oxide material at the increased annual throughput;
•	mine plan for the 1.7Mtpa processing operating costs, at a range of gold prices and mining operating costs;
•	a base line production schedule based on an economic cut-off grade;
•	the tailings management facility plan to accommodate the increased Mineral Reserve tonnage and throughput rate; and
•	a base line financial model that incorporates the additional capital to be expensed during the mine life and assesses the sensitivity of the project to gold price fluctuation.

Banro’s Mineral Resources and Mineral Reserves are reported in accordance with National Instrument 43-101, which incorporates by reference the CIM Definition Standards on Mineral Resources and Mineral Reserves. The Mineral Resources are inclusive of the Mineral Reserves component.

Twangiza Mineral Resource and Mineral Reserve Declaration as at December 31, 2014

Table 1: Twangiza Mineral Resources

Category	As at December 31, 2013			As at December 31, 2014
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(Mt)	(g/t Au)	(Moz)	(Mt)	(g/t Au)	(Moz)
Twangiza (Oxide)
Measured	6.56	2.62	0.55	3.72	2.30	0.28
Indicated	9.00	1.89	0.55	8.76	1.88	0.53
Measured & Indicated	15.56	2.21	1.10	12.48	2.02	0.81
Inferred	1.27	1.35	0.06	1.34	1.32	0.06

Twangiza (Transition & Fresh)
Measured	5.97	2.23	0.43	3.80	2.23	0.27
Indicated	92.87	1.43	4.26	93.00	1.40	4.18
Measured & Indicated	98.85	1.48	4.69	96.80	1.43	4.45
Inferred	12.10	1.22	0.47	11.65	1.12	0.42

TOTAL MEASURED & INDICATED	114.41	1.57	5.79	109.28	1.50	5.26
TOTAL INFERRED	13.37	1.23	0.53	12.99	1.15	0.48

As previously reported in Banro’s June 8, 2015 press release, Twangiza’s Measured & Indicated (“M&I”) Mineral Resource has decreased 9.16% to 5.26 Moz (109.28Mt @ 1.50g/t Au) (December 31, 2013: 5.79 Moz representing 114.41Mt @ 1.57g/t Au), and Inferred Mineral Resources have decreased by 9.44% to 0.48 Moz (12.99Mt @ 1.15g/t Au) (December 31, 2013: 0.53 Moz representing 13.37Mt @ 1.23g/t Au). The reduction in the Mineral Resource is mainly attributed to mining depletion. The current Mineral Resource estimates consist of in situ Mineral Resources at a 0.4 g/t Au cut-off constrained within a US$1,600 per ounce optimized pit shell.

Table 2: Twangiza Mineral Reserves

Category	As at December 31, 2013			As at December 31, 2014
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(Mt)	(g/t Au)	(Moz)	(Mt)	(g/t Au)	(Moz)
Proven	5.62	2.49	0.45	7.47	2.41	0.58
Probable	8.07	2.23	0.57	14.91	2.22	1.06
Proven + Probable	13.69	2.34	1.03	22.38	2.28	1.64

Note: Rounding of numbers may result in computational discrepancies.
Mineral Reserves are included in Mineral Resources.

As previously reported in Banro’s June 8, 2015 press release, the Proven and Probable Mineral Reserve of Twangiza has increased by 59% to 1.64 Moz (22.38Mt @ 2.28g/t Au) from 1.03 Moz (13.69Mt @ 2.34g/t Au) (December 31, 2013). This 59% increase is comprised of net mining depletion, discount on bulk density, artisanal mining voids and an increase in reserves as a result of the proven ability to process by blending the portions of the non-oxide ore within the reserve pit using the upgraded Twangiza plant.

A reconciliation exercise carried out under the supervision of SRK recommended a revision of the bulk densities of the top 15m material in the Twangiza Main and North pits, from an average of 2.05 t/m3 to 1.80 t/m3 and 1.89 t/m3, respectively. Due to the extensive degree of weathering and artisanal mining, a further 19.5% discount was applied to the overall bulk densities of the measured component of the Twangiza Main pit. These modifications were not captured in the feasibility studies published in July 2009. Banro management will continue to revisit the bulk density discount currently applied to the top 15m of material based on results obtained from operational mining data. The simultaneous application of the two discounts may have resulted in a particularly conservative estimate.

During the first half of 2015, Twangiza has progressively increased the percentage of transition material processed, with single day levels surpassing 60% of tonnes processed being transition ore. Recoveries during these periods have indicated the potential for overall recoveries of blended material (oxide and non-oxide material) to be greater than that of the stand-alone processing results as indicated by historic laboratory-based metallurgical recovery analyses. The current NI 43-101 study used the results of the historic laboratory-based metallurgical recovery analyses. Further testwork will be conducted to fully evaluate the potential high recovery benefits of blended materials compared with their component recoveries.

Operating Cost, Capital Cost and Financial Analysis Summary

The operating costs and capital costs were estimated and incorporated into the financial analysis below. These estimates have been prepared based on a zero-based cost analysis following a review of 2014 historical costs. The financial analysis also reflects the fiscal aspects of the mining convention governing the Twangiza mine, which includes a 100% equity interest and a 10 year tax holiday from the start of production. An administrative tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital and operating costs.

Table 3: Summary of LOM Operating Costs

Item	Actual H2 2014			Forecast in Mine Plan
	(Annualised)

	US$ million	US$ / t	US$ / oz	US$ million /	US$ / t	US$ / oz
	/ annum	processed	poured	annum	processed	poured
Mining
Payroll	5.40	3.53	47.7	3.99	2.50	45
Materials	3.71	2.43	32.8	2.60	1.62	29
Contractors & Consultants	3.13	2.05	27.6	0.90	0.56	10
Diesel & Power	3.42	2.23	30.2	1.89	1.18	21
Sundry Expenses	0.39	0.25	3.4	0.15	0.09	2

Mining Total	16.06	10.49	141.8	9.53	5.95	107
Processing
Payroll	6.15	4.02	54.3	5.08	3.17	57
Materials	9.11	5.95	80.5	11.76	7.35	132
Contractors & Consultants	1.96	1.28	17.3	1.28	0.80	14
Diesel & Power	15.16	9.91	133.9	11.80	7.37	133
Sundry Expenses	3.61	2.36	31.9	2.17	1.35	24

Processing Total	36.00	23.52	317.9	32.09	20.04	360
G&A
Payroll	5.39	3.52	47.6	5.68	3.55	64
Materials	2.07	1.35	18.3	0.73	0.46	8
Contractors & Consultants	6.78	4.43	59.9	6.40	4.00	72
Diesel & Power	0.74	0.49	6.6	0.69	0.43	8
Sundry Expenses	6.63	4.33	58.6	7.12	4.45	80

G&A Total	21.61	14.12	190.9	20.62	12.89	232

Total Operating Costs	73.67	48.12	650.6	62.24	38.88	699

Table 4: Summary of Capital Costs

ITEM	COST (US$ million)
CAPITALISED EXPENDITURE
MINING – SUSTAINING CAPITAL	25.5
PROCESSING – SUSTAINING CAPITAL	6.4
TMF CONSTRUCTION	46.0
TAILINGS – SUSTAINING CAPITAL	30.5
GENERAL & ADMINISTRATION - SUSTAINING CAPITAL	20.6
BANRO FOUNDATION	1.2
TOTAL – CAPITALISED EXPENDITURE	130.2

Table 5: Financial Analysis Summary

ITEM	UNIT	AMOUNT
LIFE OF MINE GOLD PRODUCTION	koz	1,246
PRODUCTION PERIOD	years	14
ANNUAL GOLD PRODUCTION FOR FIRST 5 YEARS	koz	109
LIFE OF MINE DIRECT OPERATING COSTS	US$/oz	699

TOTAL CAPITAL COSTS	US$/oz	104
ALL IN COSTS	US$/oz	888
NET CASHFLOW AFTER TAX AND CAPEX	US$ million	395

A sensitivity analysis was performed on the after tax profits by varying the gold price between US$1,000 and US$1,600 per ounce, at varying discount rates. The relevant after tax profits are based on the above noted cost estimates.

Table 6: Cash Flow
Sensitivity GOLD	NET PRESENT VALUE (US$ million)
PRICE (US$/oz)
	1600	1500	1400	1300	1200	1100	1000
NPV 0.0%	847	734	621	508	395	282	169
NPV 5.0%	612	530	449	367	285	203	122
NPV 8.0%	516	447	378	310	241	172	103
NPV 9.5%	476	413	350	286	223	159	96
NPV 10.0%	464	402	341	279	217	156	94
NPV 12.5%	411	356	302	247	193	139	84
NPV 15.0%	366	318	270	222	173	125	77

The above financial analysis does not take into account ongoing exploration, feasibility, financing or interest costs.

Future Opportunities

Banro is actively pursuing a number of alternatives for enhancing and increasing the economics and financial returns relating to the Twangiza mine. These include optimal ore blend for enhanced recoveries, low cost power alternatives, process optimizations to improve throughput constraints and metallurgical recoveries, process enhancements to increase processing capabilities to meet the requirements of additional hard rock resources and delineating additional high grade resources from the known deposits as well as from a number of prospects. Possible future expansions of operations will be evaluated to maximize net present values at market discount rates.

Qualified Persons

The "Qualified Persons" (as such term is defined in National Instrument 43-101) for the purpose of the Technical Report are Martin Pittuck (CEng, MIMMM), who is a Corporate Consultant of SRK, David Pattinson (PhD, CEng, MIMMM), who is a Corporate Consultant of SRK, and Daniel Bansah (MSc (MinEx), MAusIMM(CP)), who is Banro’s Head of Projects and Operations. Each of the said Qualified Persons has reviewed and approved the relevant contents of this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of commissioning of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Mineral Resource and Mineral Reserve Estimates
The Company’s Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the Mineral Resource and Mineral Reserve estimates included in this press release are well established, by their nature Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Mineral Resources can be upgraded to Mineral Reserves through continued exploration.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of net present values and future cash flows, Mineral Resource and Mineral Reserve estimates, future gold production, costs, mine life extension, gold recoveries, potential Mineral Resources and Mineral Reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated Mineral Resources and Mineral Reserves (the Company’s Mineral Resource and Mineral Reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com